Mail Stop 4561

July 23, 2007

Penny Perfect
Suite 1820 - 1111 West Georgia Street
Vancouver, BC Canada V6E 4M3

      Re: **Alphatrade.com**
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              Form 10-QSB for Fiscal Quarters Ended March 31, 2007
              File No. 000-25631

Dear Mr. Perfect:

      We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                    Sincerely,

                    Cicely LaMothe
                    Accounting Branch Chief